August 9, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Life Clips, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-198828
Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Ladies and Gentlemen:

Life Clips Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on August 8, 2018 on Form RW (SEC Accession No.0001493152-18-011196) (the “Form RW”) in respect of the above-referenced registration statement. The Form RW was filed with the wrong file number for the S-1 sought to be withdrawn. The Company will re-file the form with the correct file number.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our attorney, Jonathan Leinwand, at (954) 903-7856.

Sincerely,
LIFE CLIPS, INC.

By:	/s/ Victoria Rudman
Victoria Rudman
Chief Executive Officer